CUSIP No. 30162V102

SCHEDULE 13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30162V102

(CUSIP Number)

Andrej Jonovic

HandsOn Global Management

8550 West Desert Inn Road, Suite 102-452

Las Vegas, Nevada 89117

424-268-8900

With a copy to:

Maurice M. Lefkort

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOVS LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,565,218 shares of Common Stock of the Issuer outstanding, as of April 5, 2018, as reported in the Issuer’s Prospectus Supplement, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Fund 4 I LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,565,218 shares of Common Stock of the Issuer outstanding, as of April 5, 2018, as reported in the Issuer’s Prospectus Supplement, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Capital III LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,565,218 shares of Common Stock of the Issuer outstanding, as of April 5, 2018, as reported in the Issuer’s Prospectus Supplement, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Services Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,565,218 shares of Common Stock of the Issuer outstanding, as of April 5, 2018, as reported in the Issuer’s Prospectus Supplement, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Adesi 234 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,565,218 shares of Common Stock of the Issuer outstanding, as of April 5, 2018, as reported in the Issuer’s Prospectus Supplement, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOF 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,565,218 shares of Common Stock of the Issuer outstanding, as of April 5, 2018, as reported in the Issuer’s Prospectus Supplement, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,565,218 shares of Common Stock of the Issuer outstanding, as of April 5, 2018, as reported in the Issuer’s Prospectus Supplement, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,565,218 shares of Common Stock of the Issuer outstanding, as of April 5, 2018, as reported in the Issuer’s Prospectus Supplement, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Global Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 82,425,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 82,425,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,425,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.9% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,565,218 shares of Common Stock of the Issuer outstanding, as of April 5, 2018, as reported in the Issuer’s Prospectus Supplement, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Par Chadha

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 62,846

	8	Shared Voting Power 82,425,973

	9	Sole Dispositive Power 62,846

	10	Shared Dispositive Power 82,425,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,488,819

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.9% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 152,565,218 shares of Common Stock of the Issuer outstanding, as of April 5, 2018, as reported in the Issuer’s Prospectus Supplement, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC, plus 62,846 shares of Common Stock issuable upon the vesting of Restricted Stock Units awarded to Mr. Chadha.

CUSIP No. 30162V102

The information in this Amendment No. 1 to Schedule 13D (this “First Amendment” or this “13D/A”) amends the Schedule 13D (the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Mr. Par Chadha, HandsOn Global Management, LLC, a Delaware limited liability company (“HGM”), Ex-Sigma 2 LLC, a Delaware limited liability company (“Ex-Sigma 2”), Ex-Sigma LLC, a Delaware limited liability company (“Ex-Sigma”), HOVS LLC, a Delaware limited liability company (“HOVS”), HandsOn Fund 4 I, LLC, a Nevada limited liability company (“HOF 4”), HOV Capital III, LLC, a Nevada limited liability company (“HOV 3”), HOV Services Ltd., an Indian limited company (“HOV Services”), Adesi 234 LLC, a Nevada limited liability company (“Adesi”), HOF 2 LLC, a Nevada limited liability company (“HOF 2” and together with Mr. Chadha, Ex-Sigma, Ex-Sigma 2, HGM, HOVS, HOV Services, HOF 4, HOV 3, and Adesi, the “Reporting Persons”) on July 24, 2017, relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Exela Technologies, Inc. (the “Issuer”).

This First Amendment is filed to reflect that on April 16, 2018, Ex-Sigma 2 sold 7,000,000 shares of Common Stock of the Issuer in an underwritten public offering.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended as follows:

Ex-Sigma 2 directly owns 77,912,500 Shares of the Issuer and 2,669,233 shares of Series A Perpetual Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

Ex-Sigma is the sole equityholder of Ex-Sigma 2. HOVS, HOF 4, and HOV 3 each directly own equity interests in Ex-Sigma. HOVS is a wholly-owned subsidiary of HOV Services. Adesi and HOF 2 together are promoters of HOV Services. Adesi and HOF 2 together own a majority of HOF 4. Adesi, and HOF 2 together own a majority of the equity interests of HOV 3.

HGM directly owns 1,250,000 shares of Common Stock. Mr. Par Chadha may be deemed to control HGM and the other Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

On April 2, 2018, pursuant to the terms and conditions of the Director Compensation Policy and 2018 Stock Incentive Plan, Mr. Chadha was granted 25,878 Restricted Stock Units, each of which will vest in full immediately prior to the 2018 annual meetings of the stockholders of the Issuer, and 36,968 Restricted Stock Units, which will vest in three equal installments immediately prior to the 2018, 2019, and 2020 annual meetings of the stockholders of the Issuer.  Each Restricted Stock Unit represents the right to receive, following vesting, one share of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Ex-Sigma 2 directly owns 77,912,500 shares of Common Stock and 2,669,233 shares of Preferred Stock (convertible into 3,263,473 shares of Common Stock), representing beneficial ownership of 52.1% of the Common Stock. Ex-Sigma owns all of the outstanding equity interests in Ex-Sigma 2, and thus may be deemed to share beneficial ownership of such Common Stock. Each of the other Reporting Persons (other than HGM) are direct or indirect equityholders of Ex-Sigma and may be deemed to share beneficial ownership of such Common Stock. HGM directly owns an additional 1,250,000 shares of Common stock, and thus may be deemed to beneficially own 82,425,973 shares of Common Stock representing 52.9% of the Common Stock.  Mr. Chadha directly has been granted 62,846 Restricted Stock Units, each of which represents the right to receive, following vesting, one share of Common Stock, and thus may be deemed to beneficially own 82,464,174 shares of Common Stock representing 52.9% of the Common Stock.

Percentages in this Schedule 13D for all Reporting Persons other than Mr. Chadha are calculated based on the quotient obtained by dividing (i) the aggregate number of shares of Common Stock (x) beneficially owned by the applicable Reporting Person, and (y) issuable upon conversion of Preferred Stock held by the Reporting Person, whether or not the Preferred Stock is presently convertible, and assuming a conversion rate of 1.2226 shares of Common Stock for each share of Preferred Stock, by

(ii) the sum of (x) 152,565,218 shares of Common Stock outstanding as of April 5, 2018 as reported in the Issuer’s Prospectus Supplement and (y) the amount set forth in clause (i)(y).

Percentages in this Schedule 13D for Mr. Chadha are calculated based on the quotient obtained by dividing (i) the aggregate number of shares of Common Stock (x) beneficially owned by Mr. Chadha, (y) issuable upon conversion of Preferred Stock held by the Reporting Person, whether or not the Preferred Stock is presently convertible, and assuming a conversion rate of 1.2226 shares of Common Stock for each share of Preferred Stock, and (z) issuable upon vesting of Restricted Stock Units owned by the Reporting Person whether or not such vesting is to occur within 60 days, by (ii) the sum of (x) 152,565,218 shares of Common Stock outstanding as of April 5, 2018 as reported in the Issuer’s Prospectus Supplement, and (y) the amount set forth in clause (i)(y), and (z).

The Reporting Persons are reporting beneficial ownership over the Common Stock issuable upon conversion of the Preferred Stock and vesting of the Restricted Stock Units, even though such conversion and vesting may not occur within 60 days of the date hereof.  Other than for purposes of this Report, the Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed to be an admission by any Reporting Person as to the beneficial ownership of such shares. To the Reporting Persons’ knowledge, no Shares are beneficially owned by any Scheduled Person other than Mr. Chadha..

(c) On April 16, 2018, Ex-Sigma 2 sold 7,000,000 shares of Common Stock of the Issuer in an underwritten public offering.  Ex-Sigma 2 used the net proceeds of the sale to partially repay amounts outstanding under the Loan Agreement.  Mr. Chadha was also granted Restricted Stock Units, see Item 3 above.

(d) Except as set forth in Item 3, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is supplemented as follows:

Underwriting Agreement

On April 11, 2018, the Issuer, Ex-Sigma 2 and Morgan Stanley & Co. LLC and RBC Capital Markets, LLC (collectively, the “Underwriters”) entered into an underwriting agreement (the “Underwriting Agreement”) relating to an underwritten public offering of 7,000,000 shares at a purchase price of $5.00 per share (the “Firm Shares”), with an option of the Underwriters for an additional 1,050,000 shares (the “Additional Shares”) to be sold by Ex-Sigma 2.

The Issuer and Ex-Sigma 2 made certain representations, warranties and covenants in the Underwriting Agreement and also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The Underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Underwriters and their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they may receive customary fees and expenses, and may currently be, or may in the future be, lenders to us under facilities that we have entered into or may in the future enter into from time to time.

Lock-up Agreement

In connection with the offering, Ex-Sigma 2 entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the Underwriters related to shares owned by Ex-Sigma 2.  Pursuant to the Lock-Up Agreement, Ex-Sigma 2 agreed that for the period beginning on April 11, 2018, and ending on and including 90 days after the date of the final prospectus relating to the underwritten public offering (the “Restricted Period”), except with the prior written consent of the Underwriters, it would not, among other things and subject to certain exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Act), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; provided, however, the Restricted Period shall immediately cease if Ex-Sigma 2 ceases to hold 5% or more of the equity securities of the Company.  Among the exceptions to the lockup are sales to satisfy certain obligations pursuant to the Loan Agreement, transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift, or distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders, such exceptions being subject to certain exceptions.

Amended Registration Rights Agreement

On April 10, 2018, the Issuer entered into Amendment No. 1 to Amended & Restated Registration Rights Agreement (the “Amendment”), by and among the Issuer, Apollo Novitex Holdings, L.P. and Ex-Sigma 2.  The Amendment modifies certain piggyback registration rights of the holders party to the Amended & Restated Registration Rights Agreement, dated as of July 12, 2017, by and among the Company and the holders party thereto.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1: Underwriting Agreement, dated April 11, 2018, by and among Exela Technologies, Inc., Ex-Sigma 2 LLC and the several Underwriters named in Schedule II thereto (incorporated herein by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K dated April 12, 2018)

Exhibit 10.2: Amendment No. 1 to Amended & Restated Registration Rights Agreement, dated April 10, 2018 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated April 10, 2018)

Exhibit 10.3: Form of Lock-Up Agreement dated April 10, 2018, by and among Ex-Sigma 2 and Morgan Stanley & Co. LLC

CUSIP No. 30162V102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 18, 2018

HANDSON GLOBAL MANAGEMENT, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOVS LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

HANDSON FUND 4 I LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV CAPITAL III LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV SERVICES LTD

By:	/s/ Vik Negi
Name: Vik Negi
Title: Director

ADESI 234 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOF 2 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

EX-SIGMA 2 LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

EX-SIGMA LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

/s/ Par Chadha
Par Chadha